Logiq, Inc.

85 Broad Street, 16-079

New York, NY 10004

October 6, 2021

VIA EDGAR

Division of Corporation Finance
Office of Trade & Services

U.S. Securities & Exchange Commission (the “Commission”)

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Janice Adeloye

Re:	Logiq, Inc.
Registration Statement on Form S-3 Filed September 28, 2021
File No. 333-259851 Acceleration Request

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Logiq, Inc. (the “Company”) hereby requests that the effective date for the above-referenced Registration Statement on Form S-3 (File No. 333-259851) be accelerated so that it will be declared effective at 5:00 PM Eastern Time on October 8, 2021, or as soon thereafter as is practicable, unless the Company or its counsel request via telephone call to the Commission that such Registration Statement be effective at some other time. The Company hereby authorizes Christopher L. Tinen of Procopio, Cory, Hargreaves & Savitch LLP, counsel to the Company, to make such request on its behalf. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

Once the Registration Statement is effective, please confirm the effectiveness of the Registration Statement with our outside counsel Christopher L. Tinen of Procopio, Cory, Hargreaves & Savitch LLP by telephone at (858) 720-6320.

Sincerely,

LOGIQ, INC.

/s/ Brent Y. Suen
Brent Y. Suen
President and Executive Chairman